Exhibit 99.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE-AND-ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notice as ALEXCO RESOURCE CORP. (the “Corporation” or “Alexco”) has chosen to use the notice-and-access model for delivery of meeting materials to its shareholders in respect of its annual general meeting of shareholders to be held on Thursday, June 4, 2020 (the “Meeting”). Under notice-and-access, shareholders still receive a proxy or voting instruction form enabling them to vote at the Meeting. However, instead of receiving a paper copy of the notice of meeting and information circular (the “Circular”) for the Meeting (the “Meeting Materials”), shareholders are receiving this notice with information on how to access such Meeting Materials electronically.

MEETING DATE AND LOCATION

WHEN: Thursday, June 4, 2020 at 1:30 p.m. (Pacific Time)

WHERE: Virtual meeting – online only at https://web.lumiagm.com/278974290

MATTERS TO BE CONSIDERED AND/OR VOTED UPON AT THE MEETING

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditors’ report thereon for the year ended December 31, 2019;
2.	To fix the number of directors at seven;
3.	To elect directors for the ensuing year;
4.	To appoint the auditors for the ensuing year; and
5.	To approve and ratify the grant of certain equity-based incentive awards in 2019 to the independent directors.

Due to the rapidly evolving global coronavirus (COVID-19) public health emergency and in consideration of the health and safety of our shareholders, colleagues and our broader community, this year’s Meeting will be held in a virtual meeting format only. This means that shareholders will not be able to attend the Meeting physically. A virtual-only meeting format is being adopted in response to the COVID-19 situation to enfranchise and give all shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or the particular constraints, circumstances or risks they may be facing as a result of COVID-19. Registered shareholders and duly appointed proxyholders who participate in the Meeting online will be able to listen to the Meeting, ask questions and vote at the Meeting in real time. The Circular contains detailed instructions on how to attend, participate and vote at the Meeting.

Alexco will not use procedures known as “stratification” in relation to its use of notice-and-access in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant Circular to some, but not all, shareholders with the notice package in relation to the relevant meeting.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITE ADDRESSES WHERE MEETING MATERIALS ARE POSTED

➢	The Meeting Materials can be viewed online under the Corporation’s profile on SEDAR at www.sedar.com, or
➢	On the Corporation’s website at www.alexcoresource.com/investors/annual-general-meeting/.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request that a paper copy of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials were filed on SEDAR by:

➢	Calling 1-844-392-3035; or
➢	Sending an email to info@alexcoresource.com

If you request a paper copy before the Meeting, the Meeting Materials will be sent to you at no charge within 3 business days of receiving your request. To receive the Circular before the voting deadline for the Meeting your request must be received no later than Monday, May 25, 2020. Please note that you will not receive another form of proxy or voting instruction form, so please keep the one you received with this notice.

Requests may also be made up to one year from the date the Circular was filed on SEDAR. To obtain a paper copy after the Meeting date, please contact the Chief Financial Officer of the Corporation at (604) 633-4888 and it will be sent to you within 10 calendar days of receiving your request.

VOTING IS SIMPLE. PLEASE VOTE TODAY.

There are several ways to vote your shares including online and via telephone. You will find attached to this notice a form of proxy or a voting instruction form containing instructions on how to vote your shares. If you wish to attend and vote at the Meeting, please follow the instructions found in the enclosed form of proxy or voting instruction form.

Beneficial Shareholder Shares held with a broker, bank or other intermediary	Registered Shareholders Shares held in own name and represented by a physical certificate
www.proxyvote.com	www.investorvote.com
Call or fax to the number(s) listed on your voting instruction form	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Return the voting instruction form in the enclosed envelope	Return the form of proxy in the enclosed envelope
Please submit your vote well in advance of the proxy deposit deadline of 1:30 p.m. (Pacific Standard Time) on Tuesday, June 2, 2020.

BOARD RECOMMENDATION

The Board of Directors of Alexco unanimously recommends that Shareholders VOTE FOR all of the proposed resolutions.

If you have questions or require assistance with voting, please contact Alexco at:

North America Toll Free: 1-844-392-3035

Email: info@alexcoresource.com